SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 11, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Marco Wirén appointed Chief Financial Officer of Nokia; Kristian Pullola to step down

STOCK EXCHANGE RELEASE June 11, 2020

Nokia Corporation
Stock Exchange Release
June 11, 2020 at 8:00 (CET +1)

Marco Wirén appointed Chief Financial Officer of Nokia; Kristian Pullola to step down

Espoo, Finland — Nokia has appointed Marco Wirén as CFO of the company and member of the Group Leadership Team, replacing current CFO Kristian Pullola. Wirén will join Nokia on September 1, 2020.

“I am pleased that Marco will be joining us to take the reins of Nokia along with our future CEO, Pekka Lundmark,” said Rajeev Suri, Nokia President and CEO.  “I initiated the succession planning with the Board’s support and, as Nokia’s next CEO, Pekka led the effort to its completion with the selection of Marco.”

“Marco has deep financial and leadership experience, a sharp focus on driving operational excellence, and a demonstrated record of success,” said future CEO Lundmark.  “He also brings an extensive background in business-to-business and technology companies. I am looking forward to working closely with him and am fully confident he will be a terrific member of the Nokia team.”

Wirén, who will be based at the company’s headquarters in Espoo, Finland, is currently President of Wärtsilä Energy and Executive Vice President of Wärtsilä Group, a global leader in smart technologies and lifecycle solutions for the marine and energy markets. Wirén has held a number of CFO and other senior financial roles, including CFO of Wärtsilä Group; CFO of SSAB Group, a global specialized steel company; and CFO of Eltel Networks, a provider of technical services to the electrical and telecommunications industries.

“Nokia is one of the world’s iconic global companies and I am excited to be joining as the 5G era gets fully underway,” said Wirén.  “I have deep respect for the company and its culture and look forward to helping create value for shareholders and other stakeholders in the years to come.”

During his time at Wärtsilä, Wirén helped establish the company as a leader in energy storage, streamlined the portfolio to focus on primary value creation opportunities, improved cash performance, strengthened investment decision-making and expanded use of robotics and artificial intelligence.  He also currently serves as Vice Board Chair of Neste, a €28 billion market cap company that provides renewable energy solutions.  Wirén holds an M.Sc. in Business Administration from the University of Uppsala.

Kristian Pullola, who has served as Chief Financial Officer since January 2017, will step down as CFO and leave the Group Leadership Team on August 31, 2020.  He will remain with the company until around the end of the year to ensure a smooth transition.  During his time at Nokia, Pullola played a key role in the transactions that transformed Nokia to a global leader in telecommunications infrastructure, including the sale of the Devices business to Microsoft and the acquisition of Alcatel-Lucent.  He also led company-level performance management processes and helped reduce overall fixed costs substantially.  Pullola transformed the finance function into a process-led business partner while enhancing productivity.

“Kristian has been with Nokia for 21 years, and I know he is looking forward to the opportunity to pursue a new path,” said Suri.  “His commitment, integrity and deep belief in Nokia and its values has served as an example to all of us.  I have worked closely with him in both good times and bad, and could not have asked for a more dedicated, intelligent colleague.  All of Nokia owes him their thanks and he certainly has mine.”

“Serving at Nokia has been a true honor,” said Pullola.  “I am fully committed to working with Marco on a smooth transition and am confident that I leave Nokia on a path to continued future improvement.  It has been a great journey and one that I will always cherish.”

***

About Marco Wirén

Born: 1966

Nationality: Swedish and Finnish

M.Sc. (Econ) in Business Administration, University of Uppsala, 1996

Primary professional experience

Wärtsilä Energy, President, and Wärtsilä Group, Executive Vice President, 2018—

Wärtsilä Group, Executive Vice President and CFO, 2013—2018

SSAB, Executive Vice President and CFO, 2008—2013

SSAB, Vice President Business Control, 2007—2008

Eltel Networks, CFO and VP Business Development, 2002—2007

NCC, VP Business Development and Group Controller, 1995—2001

Positions of trust

Neste Corporation, Vice Chair, Board of Directors

About Nokia
About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate